SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Items discussed at the “CEO Press Conference” held on December 12, 2006

1.	Management targets for fiscal year 2007

a.	Revenue: Won 11.9 trillion

b.	Total capital expenditures: Won 2.8 trillion

- Installment of approximately 1,800,000 FTTH lines (Won 400 billion)

- Expansion of WiBro coverage (Won 240 billion)

- Commercialization of IP-TV (Won 140 billion)

- Acquisition of contents (Won 150 billion)

2.	Major mid-to-long term strategy

a.	Investing Won 1.2 trillion in enhancement of nation-wide network to FTTH lines by 2010

b.	Rearranging existing business into four business areas:

- Digital entertainment

- Convenience solution

- Business solution

- Telecommunication evolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2006
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director